THE LAW OFFICE OF
CONRAD C. LYSIAK
 601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

October 4, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE: Snowdon Resources Corporation.
Form SB-2/A Registration Statement
File No. 333-134943

Dear Mr. Reynolds:

In response to your letter of comments dated July 25, 2006, please be advised as follows:

Business - Blank Check Issue

Global Green Solutions Inc., formerly, High Grade Mining Corp.

  Disclosure of the extent to which Global Green Solutions Inc., formerly, High Grade Mining Corp. conducted its plan of operation has been provided.

Sterling Gold Corp.
  Disclosure of the extent to which Sterling Gold conducted its plan of operation has been provided.

Conduct of Global Green and Sterling Gold as reflective of Us
  Disclosure explaining why the conduct of Global Green and Sterling Gold cannot be considered indicative of Snowdon's proposed course of conduct has been provided.

  The last sentence has been revised and clarified.

Mr. John Reynolds
RE:   Snowdon Resources Corporation.
Form SB-2 Registration Statement
File No. 333-134943
October 4, 2006

Accounting
  The accounting has been updated through July 31, 2006 and new consents have been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Snowdon Resources Corporation